

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2024

Nicolas Lin
Chief Executive Officer
Aether Holdings, Inc.
1441 Broadway, 30th Floor
New York, NY 10018

> **Re: Aether Holdings, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted October 18, 2024**
> **CIK No. 0002026353**

Dear Nicolas Lin:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 26, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1

Management's Discussion and Analysis of financial Condition and Results of Operations
Free Subscribers, page 41

1. Please expand the discussion of the decrease in the number of free subscribers in the third quarter ended June 30, 2024 to explain the reasons for the significant decrease to only 216 free subscribers compared to the comparative quarter or the first and second quarters of fiscal 2024. Please address any trends in fiscal 2024 that might be indicated by the free subscriber decline in the third quarter.

Business
Government Regulation, page 65

2.   Please expand on your response to prior comment 1 to clarify whether the analysis presented with respect to the Company's "financial research products" addresses all of the Company's products, including the products described on pages 55-56 of the prospectus as "Data & Technology services" and "Actionable Strategies." To the extent that the provided analysis does not also apply with respect to these products, please supplement your response to discuss whether the Company believes that these products do not cause the Company to meet the definition of an investment adviser for some other reason—and why.

Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Jeff Kauten at 202-551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Lawrence A. Rosenbloom, Esq.